SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 July 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 17 July 2023
99.2	Transaction in Own Shares dated 18 July 2023
99.3	Transaction in Own Shares dated 19 July 2023
99.4	Transaction in Own Shares dated 21 July 2023
99.5	Transaction in Own Shares dated 24 July 2023
99.6	Transaction in Own Shares dated 25 July 2023
99.7	Transaction in Own Shares dated 26 July 2023

Exhibit No: 99.1

17 July 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	14 July 2023

Aggregate number of ordinary shares purchased:	211,625

Lowest price paid per share:	£ 53.7600

Highest price paid per share:	£ 54.4000

Average price paid per share:	£ 54.0324

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 168,330,438 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1407G_1-2023-7-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 211,625 (ISIN: GB00BHJYC057)

Date of purchases: 14 July 2023

Investment firm: GSI

Aggregated information

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	117,107	60,000	23,753	10,765
Highest price paid (per ordinary share)	£ 54.4000	£ 54.4000	£ 54.4000	£ 54.4000
Lowest price paid (per ordinary share)	£ 53.7600	£ 53.7800	£ 53.7600	£ 53.7600
Volume weighted average price paid(per ordinary share)	£ 54.0292	£ 54.0382	£ 54.0313	£ 54.0365

Exhibit No: 99.2

18 July 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 17 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	17 July 2023

Aggregate number of ordinary shares purchased:	193,220

Lowest price paid per share:	£ 53.4400

Highest price paid per share:	£ 53.9200

Average price paid per share:	£ 53.7406

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 168,137,218 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2897G_1-2023-7-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 193,220 (ISIN: GB00BHJYC057)

Date of purchases: 17 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	107,924	51,350	23,946	10,000
Highest price paid (per ordinary share)	£ 53.9200	£ 53.9000	£ 53.9000	£ 53.9200
Lowest price paid (per ordinary share)	£ 53.4600	£ 53.4400	£ 53.4600	£ 53.4400
Volume weighted average price paid(per ordinary share)	£ 53.7423	£ 53.7324	£ 53.7535	£ 53.7339

Exhibit No: 99.3

19 July 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 18 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	18 July 2023

Aggregate number of ordinary shares purchased:	1,985

Lowest price paid per share:	£ 54.2000

Highest price paid per share:	£ 54.2400

Average price paid per share:	£ 54.2204

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 168,135,233 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4329G_1-2023-7-18.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 1,985 (ISIN: GB00BHJYC057)

Date of purchases: 18 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	1,985
Highest price paid (per ordinary share)	£ 54.2400
Lowest price paid (per ordinary share)	£ 54.2000
Volume weighted average price paid(per ordinary share)	£ 54.2204

Exhibit No: 99.4

21 July 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 20 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	20 July 2023

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	£ 55.2200

Highest price paid per share:	£ 55.3000

Average price paid per share:	£ 55.2388

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 168,134,233 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7208G_1-2023-7-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations:    Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 1,000 (ISIN: GB00BHJYC057)

Date of purchases: 20 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	1,000
Highest price paid (per ordinary share)	£ 55.3000
Lowest price paid (per ordinary share)	£ 55.2200
Volume weighted average price paid(per ordinary share)	£ 55.2388

Exhibit No: 99.5

24 July 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 21 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	21 July 2023

Aggregate number of ordinary shares purchased:	973

Lowest price paid per share:	£ 55.7800

Highest price paid per share:	£ 56.1800

Average price paid per share:	£ 56.0615

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 168,133,260 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8708G_1-2023-7-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);  Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 973 (ISIN: GB00BHJYC057)

Date of purchases: 21 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	973
Highest price paid (per ordinary share)	£ 56.1800
Lowest price paid (per ordinary share)	£ 55.7800
Volume weighted average price paid(per ordinary share)	£ 56.0615

Exhibit No: 99.6

25 July 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	24 July 2023

Aggregate number of ordinary shares purchased:	166,444

Lowest price paid per share:	£ 55.6000

Highest price paid per share:	£ 56.2800

Average price paid per share:	£ 56.0677

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 167,966,816 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0241H_1-2023-7-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 166,444 (ISIN: GB00BHJYC057)

Date of purchases: 24 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	94,772	37,805	23,194	10,673
Highest price paid (per ordinary share)	£ 56.2800	£ 56.2800	£ 56.2600	£ 56.2400
Lowest price paid (per ordinary share)	£ 55.6000	£ 55.6000	£ 55.6000	£ 55.6000
Volume weighted average price paid(per ordinary share)	£ 56.0860	£ 56.0368	£ 56.0482	£ 56.0560

Exhibit No: 99.7

26 July 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 25 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	25 July 2023

Aggregate number of ordinary shares purchased:	144,418

Lowest price paid per share:	£ 55.2000

Highest price paid per share:	£ 56.0400

Average price paid per share:	£ 55.8386

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 167,822,398 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1761H_1-2023-7-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 144,418 (ISIN: GB00BHJYC057)

Date of purchases: 25 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	78,889	35,581	19,948	10,000
Highest price paid (per ordinary share)	£ 56.0400	£ 56.0200	£ 56.0200	£ 56.0200
Lowest price paid (per ordinary share)	£ 55.2200	£ 55.2000	£ 55.3200	£ 55.2600
Volume weighted average price paid(per ordinary share)	£ 55.8495	£ 55.8341	£ 55.7961	£ 55.8539

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	28 July 2023